                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ______________

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1



                             InfoCure Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  456 65A 108
--------------------------------------------------------------------------------
                                (CUSIP Number)
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--------------------------                           ---------------------------
CUSIP No. 45665A 108                  13G            Page 2 of 6 Pages
--------------------------                           ---------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robert L. Fine
   SSN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           260,447 (1)


        6  SHARED VOTING POWER

           -0-


        7  SOLE DISPOSITIVE POWER

           260,447 (1)


        8  SHARED DISPOSITIVE POWER

           -0-


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   260,447 (1)


(1) Includes (i) 68,158 shares held by a company over which Mr. Fine has sole voting and dispositive powers; (ii) 59,660 shares held by a charitable trust over which Mr. Fine has sole voting and investment control; and (iii) 9,546 shares held by Mr. Fine's wife as to which Mr. Fine disclaims beneficial ownership.

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   CERTAIN SHARES*                                                  [_]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   4.54%


12 TYPE OF REPORTING PERSON*

   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1(A).     NAME OF ISSUER:
               InfoCure Corporation

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               1765 The Exchange
               Suite 450
               Atlanta, Georgia 30339

ITEM 2(A).     NAME OF PERSON FILING:
               Robert L. Fine

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               7675 Fox Court
               Duluth, GA 30097

ITEM 2(C).     CITIZENSHIP:
               U.S. Citizen

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               Common Stock

ITEM 2(E).     CUSIP NUMBER:
               456 65A 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [_]  Broker or dealer registered under Section 15 of the Act,

         (b)   [_]  Bank as defined in Section 3(a)(6) of the Act,

         (c)   [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)   [_]  Investment Company registered under Section 8 of the
                    Investment Company Act,

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         (e)   [_]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

         (f)   [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

         (g)   [_]  Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G); see Item 7,

         (f)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.        OWNERSHIP.

               (a)  Amount Beneficially Owned:      260,447 (1)

               (b)  Percent of Class:    4.54%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote  260,447 (1)
                                                                    ------------

                    (ii)   Shared power to vote or to direct the vote     -0-
                                                                      ----------

                    (iii)  Sole power to dispose or to direct     260,447 (1)
                           the disposition of                  -----------------

                    (iv)   Shared power to dispose or to direct         -0-
                           the disposition of                     --------------

(1) Includes (i) 68,158 shares held by a company over which Mr. Fine has sole voting and dispositive powers; (ii) 59,660 shares held by a charitable trust over which Mr. Fine has sole voting and investment control; and (iii) 9,546 shares held by Mr. Fine's wife as to which Mr. Fine disclaims beneficial ownership.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 10, 1998


                              By:  /s/ Robert L. Fine
                                 -----------------------------------------------
                                       Robert L. Fine